UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MKS Instruments, Inc.

(Exact name of the registrant as specified in its charter)

Massachusetts	0-23621	04-2277512
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

2 Tech Drive, Suite 201, Andover, Massachusetts		01810
(Address of principle executive offices)		(Zip code)

Kathleen F. Burke (978) 645-5574

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://www.mksinst.com/docs/ur/MKS-ConflictMineralsReport.pdf

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MKS INSTRUMENTS, INC.

/s/ Gerald G. Colella	June 2, 2014
Gerald G. Colella Chief Executive Officer and President

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